Delisting Determination,The Nasdaq Stock Market, LLC,
September 26, 2016, InterCloud Systems, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of InterCloud Systems, Inc.
(the Company), effective at the opening of the trading session on October 6, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b).
The Company was
notified of the Staffs determination on August 22, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 31, 2016.